Exhibit 99.1

510 Burrard St, 3rd Floor
Date: June 29, 2012	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: BURCON NUTRASCIENCE CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Meeting
Record Date for Notice of Meeting :	26/07/2012
Record Date for Voting (if applicable) :	26/07/2012
Beneficial Ownership Determination Date :	26/07/2012
Meeting Date :	12/09/2012
Morris J. Wosk Centre for Dialogue
580 West Hastings Street
Meeting Location (if available) :	Vancouver, BC
V6B 1L6

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	120831102	CA1208311029

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for BURCON NUTRASCIENCE CORPORATION